UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission file number 0-21656

A.     Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc.
Profit Sharing Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
63 Highway 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Trustees
United Community Banks, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2002, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 6, 2003

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Cash	$166,801	21,673
Investments at fair value:
Common stock of United Community Banks, Inc.	11,973,298	9,056,084
Shares of registered investment company
mutual funds	18,624,364	17,393,303
Total investments	30,764,463	26,471,060

Receivables:
Employer’s contributions	833,419	1,136,627
Accrued dividends	30,676	23,831
Participant loans	216	427

Total receivables	864,311	1,160,885

Total assets	31,628,774	27,631,945

Liabilities consisting of amounts due to brokers	11,502	-

Net assets available for plan benefits	$31,617,272	27,631,945

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Additions to net assets attributable to:
Investment income:
Interest and dividends	$453,449
Net depreciation in fair value of investments	(121,036)

Total investment income	332,413

Contributions:
Employer discretionary	833,419
Employer match	1,402,725
Employee deferrals	2,436,386
Employee rollovers	291,496
In-kind transfers	27,909

Total contributions	4,991,935

Total additions	5,324,348

Deductions from net assets attributable to
distributions paid to participants	1,339,021

Net increase in net assets available for plan benefits	3,985,327

Net assets available for plan benefits:

Beginning of year	27,631,945

End of year	$31,617,272

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements

(1)          Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion after the completion of one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 30% of their annual compensation. The Company’s matching contribution is up to 5% of a participant’s annual compensation for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Vested Percentage
Less than	1	0%
	2	33%
	3	66%
3 or more		100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future employer matching or profit sharing contributions. Forfeitures during 2002 totaled $27,614.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Administrative Expenses

Administrative expenses of the Plan are absorbed by the Company.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1)          Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)          Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s common stock at December 31, 2001 had no quoted market price and its value was based on independent appraisals. During 2002, the Company’s stock commenced trading on the NASDAQ exchange, and the value of UCBI stock at December 31, 2002 is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

(3)          Merged Plans

During 2001, the Dawson County Bank Section 401(k) Profit Sharing Plan and the Brintech, Inc. 401(k) and Profit Sharing Plan were merged into the Plan. Plan assets approximating $713,000 were transferred into the Plan as a result of the mergers. No such plans were merged during 2002.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(4)          Investments

The following table represents investments at December 31, 2002 and 2001

	2002	2001

Cash	$166,801	21,673

United Community Banks, Inc. Common Stock (491,313 and
476,636 shares at December 31, 2002 and 2001, respectively)	$11,973,298	9,056,084

INTRUST Funds:
AI Money Market	$1,132,961	647,371
Federated - U.S. Treasury Cash Reserves Fund	884	24,344
AI Nestegg 2040 Fund	2,525,558	2,421,772
AI Nestegg 2030 Fund	2,497,343	2,507,556
AI Nestegg 2020 Fund	6,051,818	6,228,197
AI Nestegg 2010 Fund	2,388,601	2,321,682
AI Nestegg Capital Preservation Fund
(formerly Nestegg 2000 Fund)	1,249,708	1,377,874
American Independence International Multi-Manager
Stock Fund	82,211	68,761
Baron Growth Fund	14,399	-
Federated Stock Trust Fund	555,749	393,478
Federated Max-Cap Fund	413,693	230,214
Franklin Strategic Small MIDCAP Growth Fund	229,169	153,677
Janus Growth & Income Fund	342,750	-
MSIF MIDCAP Value Advisor Fund	141,184	96,574
Putnam New Opportunities Fund	-	244,021
Royce Fund	12,030	-
Pimco Total Return Bond Fund	986,306	677,782

Total INTRUST Funds	$18,624,364	17,393,303

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(4)          Investments, continued

During 2002, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $121,036 as detailed below:

Net Change in Fair Value
Year Ended
December 31, 2002

Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds	$(2,707,480)

United Community Banks, Inc. Common Stock	2,586,444

Net change in Fair Value	$(121,036)

(5)          Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)          Change In Trustee

As of February 1, 2001, the Plan changed the trustee of the plan from United Community Banks, Inc. Trust Department to INTRUST Bank, N.A. At January 31, 2001, substantially all plan assets were transferred to INTRUST Bank, N.A.

(7)          Party-In-Interest Transactions

The Plan received cash dividends of $441,870 on its investment in United Community Banks, Inc. common stock during 2002.

(8)          Subsequent Event

In 2003, the First Central Bank Retirement Savings Plan and the First Georgia Bank, FSB 401(k) Profit Sharing Plan were approved by the Board of Directors to be merged into the Plan.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2002

Employer Identification Number: 58-0554454

Plan Number: 001

(a) Identity of issuer or (similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

* United Community Banks, Inc.	Common Stock - 491,313 shares	N/A	$11,973,298

INTRUST	AI Money Market - 1,132,961 shares	N/A	1,132,961
INTRUST	AI Federated - U.S. Treasury
	Cash Reserves - 884 shares	N/A	884
	AI Nest Egg 2040 - 343,146 shares	N/A	2,525,558
INTRUST	AI Nest Egg 2030 - 318,539 shares	N/A	2,497,343
INTRUST	AI Nest Egg 2020 - 733,554 shares	N/A	6,051,818
INTRUST	AI Nest Egg 2010 - 265,695 shares	N/A	2,388,601
INTRUST	AI Nest Egg Capital Preservation - 131,410 shares	N/A	1,249,708
INTRUST	AI International Multi-Money Manager
	Stock Fund - 9,989 shares	N/A	82,211
INTRUST	Baron Growth Fund - 535 shares	N/A	14,399
INTRUST	Federated Stock Trust - 20,447 shares	N/A	555,749
INTRUST	Federated Max-Cap - 23,202 shares	N/A	413,693
INTRUST	Franklin Strategic Small Mid-Cap Growth - 10,440 shares	N/A	229,169
INTRUST	Janus Growth & Income Fund - 14,685 shares	N/A	342,750
INTRUST	MSIF MIDCAP Value Advisor - 9,777 shares	N/A	141,184
INTRUST	Royce Fund - 1,234 shares	N/A	12,030
INTRUST	Pimco Total Return Bond - 92,437 shares	N/A	986,306

     *   Party in interest

N/A - Due to Plan being fully participant directed, such values are not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan

By : /s/ John Goff

Title : Vice President and Trust Officer INTRUST BANK, N.A.

Date :     June 27, 2003

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Certified Public Accountants
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002